Exhibit 99.3

Itaú Corpbanca Announces an Impairment of Goodwill and Intangibles assets from business combination

◾	This is a nonrecurring and non-cash-charge
◾	It has no impact on our liquidity or market and credit risk position
◾	This had no impact on our Common Equity Tier I capital, on a fully loaded basis, under Basel III standards
◾	Impairment of assets is pursuant to the applicable regulations and in accordance with the International Accounting Standard No. 36, which requires to test -at the end of each accounting period- if there is any evidence of impairment of any intangible asset or goodwill.

SANTIAGO, Chile, Jul. 9, 2020 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) today announced that it filed a Material Event Notice with the Chilean Commission for the Financial Market reporting the results of its latest impairment test for 2020 on goodwill and intangibles assets from business combination. This implies a loss for an aggregate amount of Ch$764,024,173,911 that is a nonrecurring and non-cash-charge and has no impact on our liquidity or market and credit risk position. This has no impact on the capacity of the Bank to distribute earning in fiscal years after 2020. Also, this has no impact on our Common Equity Tier I capital, on a fully loaded basis, under Basel III standards.

Impairment of assets is pursuant to the applicable regulations and in accordance with the International Accounting Standard No. 36, which requires to test -at the end of each accounting period- if there is any evidence of impairment of any intangible asset or goodwill.

Itaú Corpbanca and its shareholders continue to deploy their growth and profitability strategy for their businesses in Chile and Colombia, with a long-term and sustainable vision.

The entire Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of February 29, 2020, according to the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero), Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10% market share. As of the same date, according to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. Its market share by loans reached 4.1% as of February 29, 2020.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@corpbanca.cl / ir.itau.cl